

China Sun Group High-Tech Co.

OTC BB	CSGH
Share Price (Previously closed on 02/25/2011)	$0.90
Market Capitalization	$49.5M
Shares Outstanding (fully diluted)	55.0M
Net Revenues (TTM*)	$46.2M
Gross Profit (TTM*)	$14.7M
Net Income (TTM*)	$7.9M
Earnings per Common Share (TTM*)	$0.15
P/E (TTM*)	5.9x
Fiscal Year Ends	May 31

*Through 11/30/2010



tons	Actual sales FY 2010	Actual sales TTM *	Forecasted sales FY 2011
Cobaltosic Oxide	1056	1174	1200
Lithium Iron Phosphate	215	622	600

*Through 02/28/2011

Company Description - China Sun Group High-Tech Co., ("China Sun" or "the Company") produces anode materials used in lithium ion (Li-ion) batteries. Through its wholly-owned operating subsidiary, Dalian Xinyang High-Tech Development Co. Ltd ("DLX"), the Company primarily produces cobaltosic oxide and lithium cobalt oxide. According to the China Battery Industry Association, DLX has one of the largest cobalt series production capacities in the People's Republic of China. Through its research and development division, DLX owns a proprietary series of nanometer technologies that supply state-of-the-art components for advanced Li-ion batteries. The Company has diversified into the manufacture of Lithium Iron phosphate (LIP) and plans to forward integrate to include the manufacture of power Li-ion batteries by leveraging its state-of-the-art technology, high-quality product line and scalable production capacity.

❙ INVESTMENT HIGHLIGHTS

Strong Market Demand - The large global demand for LIP is driven by the fast growing market for Li-ion batteries which is expected to grow at a 40% CAGR over next three years. Geographically, China Sun is well positioned as China represents about 40% of the total global Li-ion battery market.

Leading Market Position - China Sun Group is one of the largest non-government manufacturers of cobalt based anode materials in Asia. In addition, it has multiple marketing channels and extremely strong relationships with its current customers.

High Barriers to Entry - The LIP industry has high barriers to entry due to the large capital investment required, state-of-the-art research and strict certifications from the Chinese government.

Industry Leading R&D Force - The Company's leading research institute, which is at the level of a national research center, employs 18 researchers most of whom hold either a bachelors, masters, or PhD. China Sun owns the technology of nano level cobaltosic oxide powder and has a cutting edge manufacturing process for LIP.

Top and Bottom Line Growth Strategy - China Sun plans to maintain its current manufacturing capacity of cobaltosic oxide as a cash cow business. Furthermore, it plans to drive revenue and net income growth by diversifying into the LIP business and manufacturing Li-ion power batteries which have superior margins and represent high growth markets. The Company plans to expand its LIP manufacturing capacity to 700 tons by May 2011 and 1000 tons by December 2011. In addition, the Company plans to enter into research and testing process of LIP battery products at the end of 2011, to build a strong foundation for producing LIP battery of 50 million Am/H in 2013.

Solid Financials - China Sun is cash flow positive. Furthermore, it has $20 million in cash as of November 30, 2010 and no debt.

Revenue ($ millions)



CAGR = 70.6 %

YoY Growth = 25.8%

FY2007	FY2008	FY2009	FY2010	FY2011E	6m 2009	6m 2010
8.3	25.3	37.0	41.2	56.0-58.0	19.4	24.4

E: Current guidance

Net Income ($ millions)



CAGR = 142.9 %

YoY Growth = 26.8%

FY2007	FY2008	FY2009	FY2010	FY2011E	6m 2009	6m 2010
0.6	6.7	8.6	8.6	10.0-11.0	4.1	3.4 / 5.2*

*Excluding share based consultancy fee consisted of 2,050,000 shares of common stock issued to certain consultants for advisory and professional services at the fair value of $0.87 per share on September 20, 2010

❙ COMPETITIVE ADVANTAGES

Leading Technology and Production Procedure

- Patented technology for Lithium Cobalt Oxide and state-of-the-art LIP manufacture process
- Proprietary production process enhances internal efficiency, ensures higher quality and realized in better cost control

Performance Advantage

- China Sun's anode of Li battery materials possess optimization and higher stability
- China Sun's LIP advantages include higher security, environmentally friendly, longer usage life (can recharge and release as one cycle for minimum 2,000 times), and larger energy storage

Strict Quality Control System

- Unified quality control measures for each of the steps in the production process, including the procurement of raw materials
- Research institute level quality inspection equipment
- ISO 9001 certified

Scale Advantage

- One of the largest non-government manufacturers of Cobalt based anode materials in Asia
- Total annual production capacity of 2,500 tons

❙ PRODUCTS

The company's current products include: Nano-level Cobaltosic Oxide (Co3O4), and Lithium Iron Phosphate (LiFePO4 or LIP).

LIP was discovered in 1996 as an anode material for rechargeable lithium batteries. Its features include lower cost, non-toxicity, higher abundance of iron, excellent thermal stability, safer, good electrochemical performance, and higher specific capacity compared to cobalt based materials.

China Sun launched its LIP production in 2010 after passing all of the 32 government required tests. The top three customers for LIP are: Henan huanyu Sai Er New Energy Technology Co., Ltd., Huanyu Power Source Co., Ltd. Jiuli Li_Ion Battery.

The gross margins of LIP are in the 38% - 42% range, which is higher than the Company's cobaltosic oxide, which has gross margins in the 30% - 33% range.

❙ SALES & MARKETING NETWORK



The company has its own sales team to promote its products in over 13 Chinese provinces. Please see the product mix by region below:

Future

China Sun plans to strategically expand its sales to cover three provinces in the North East of China, Zhejiang Province, Guangdong and Guangxi Province as highlighted in yellow. These are regions where the battery market is growing faster compared to the other locations.

Current sales region mix of products:
- 🟢 Cobaltosic Oxide
- 🔴 Lithium Iron Phosphate

MANAGEMENT TEAM

Mr. Wang Bin - Chairman of China Sun

Mr. Wang serves as President of the Company, as well as Chairman of the Board. Mr. Wang is a senior-level economist with experience in business management and he is the founder of DaLian Xinyang High-Tech Development Co., Ltd. In March 2008, he was elected Vice Chairman of Dalian Heilongjiang Trade Union. He received his bachelor's degree in Business Management from Harbin University of Science and Technology.

Mr. Fu Guosheng - Chief Executive Officer & President of China Sun

Mr. Fu recently was appointed the Chief Executive Officer of China Sun Group High-Tech Co. From May 2002 until August 2003, Mr. Fu was a general manager of DLX – subsidiary of China Sun. From April 2003 to December 2007, he was appointed Assistant to the Chairman of the Board. In January 2008, he was appointed Vice President and General Manager of DLX, in charge of its day-to-day operations. Mr. Fu graduated in 1986 with a degree in International Business Management. He worked in several well-known enterprises and was recognized twice as Star Entrepreneur of Heilongjiang Province and Northeast China.

Ms. Liu Mingfen - Chief Financial Officer of Dalian Xinyang High-tech

Since 2004, Ms. Liu has been the Chief Financial Officer of DLX. Prior to that, in 2003, Ms Liu was the financial manager at Sun Group Investment Company. She is a Finance graduate from Dongbei Finance & Economics University. Ms. Liu has extensive experience in financial regulations, company management, and capital raising.

Mr. Cheng Yijing – Chief Engineering, Technical Deputy General Manager of Dalian Xinyang High-tech

Mr. Cheng Yijing joined the DLX in 2003 as Chief of Engineering. He was a university professor and has received recognition by the State Council for his great scientific contribution to the country. Subsequent to graduating from Dalian University of Technology, he worked as technical advisor in large national enterprises, responsible for the design and production of key national projects.

Mr. Cheng also works as an advisor in charge of managing a technical project team at Xinyang High-tech.

Mr. Xu Shiguo – Vice Chief Engineer of Dalian Xinyang High-tech

Mr. Xu joined China Sun as vice chief engineer at the beginning of 2010, in charge of the Company's technical research, quality control and in a managerial role. Previously, he worked as chief engineer and project director in a state owned enterprise chemical company. Mr. Xu graduated from Shen Yang Chemical University in Liaoning province, and currently holds the title of sr. chemical processing engineer.

SELECTED FINANCIAL STATEMENTS

(US $ Except Share Amounts)	Three months ended November 30,		Six months ended November 30,	
	2010	2009	2010	2009
Revenues, net	12,639,828	10,110,020	24,393,287	19,423,356
Cost of revenue (inclusive of depreciation and amortization)	8,568,216	7,078,731	16,614,672	13,333,297
Gross profit	4,071,612	3,031,289	7,778,615	6,090,059
Operating expenses:				
Sales and marketing	37,447	29,844	68,773	53,138
Research and development	32,514	25,598	53,447	51,173
General and administrative	2,195,429	276,478	2,595,814	518,156
Total operating expenses	2,265,390	331,920	2,718,034	622,467
INCOME FROM OPERATIONS	1,806,222	2,699,369	5,060,581	5,467,592
Other income:				
Other income	44,432	-	44,432	-
Interest income	13,212	8,756	23,851	16,814
INCOME BEFORE INCOME TAXES	1,863,866	2,708,125	5,128,864	5,484,406
Income tax expense	(923,867)	(690,442)	(1,758,130)	(1,403,380)
NET INCOME	939,999	2,017,683	3,370,734	4,081,026
Other comprehensive income (loss):				
- Foreign currency translation gain (loss)	944,317	64,313	1,051,560	(10,960)
COMPREHENSIVE INCOME	1,884,316	2,081,996	4,422,294	4,070,006
Net income per share – Basic and diluted	0.02	0.04	0.06	0.08
Weighted average common stock outstanding – Basic and diluted	55,017,415	53,422,971	54,220,193	53,422,971

Balance Sheet	November 30 2010	May 31 2010
	(Unaudited)	(Audited)
Cash and cash equivalents	19,797,412	18,017,266
Total current assets	25,977,426	22,031,689
Property, plant and equipment, net	20,292,073	20,567,954
TOTAL ASSETS	48,715,263	45,074,941
Working capital	23,942,846	17,431,637
Total liabilities	2,034,580	4,600,052
Total stockholders' equity	46,680,683	40,474,889

Company Contact

Mr. Guosheng Fu, Vice President
China Sun Group High-Tech Co., Ltd
Tel: +86 411 8288 9800 (China)
Email: ir@china-sun.cn
Website: www.china-sun.cn

Investor Relations Contact

CCG Investor Relations
Mr. Mark Collinson, Partner
Email: mark.collinson@ccgir.com
Tel: +1-310-954-1343

Mr. Crocker Coulson, President
Email: crocker.coulson@ccgir.com
Tel: +1-646-213-1915

Business Risks and Forward-Looking Statements

Readers are advised that this information is intended for the use of investment professionals. Anyone interested in obtaining information on the Company should contact China Sun or CCG Investor Relations, as set forth above, to receive the Company's most recent financial reports, or view them through the SEC website at www.sec.gov. This financial profile was developed by the Company and is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy any securities of the Company. This profile is based upon publicly available information, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.